SLC Student Loan Receivables I, Inc.
                       750 Washington Boulevard, 9th Floor
                           Stamford, Connecticut 06901



August 25, 2005


BY EDGAR
--------
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:   SLC Student Loan Receivables I, Inc.
      Registration Statement on Form S-3 (File No. 333-127510)

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the "Securities Act"), SLC Student Loan Receivable I, Inc., a Delaware corporation (the "Registrant"), hereby requests that the effective date of the above-referenced Registration Statement (the "Registration Statement") be accelerated so that it will become effective at 9:30 a.m., Washington, D.C. time, on August 31, 2005, or as soon thereafter as practicable.

With respect to the Registration Statement, the Registrant acknowledges and understands its responsibilities under the Securities Act. The Registrant further acknowledges that (i) should the Securities and Exchange Commission (the "Commission") or the staff of the Commission (the "Staff"), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SLC Student Loan Receivables I, Inc.


By: /s/ Daniel McHugh
   ---------------------------------
   Daniel McHugh
   Chief Financial Officer